                                                                                                           February 14, 2006

Ms. Kathleen Collins

Accounting Branch Chief

US Securities and Exchange Commission

Washington  D.C  20549

Re:	Datawatch Corporation
Form 10-K for the Fiscal Year Ended
September 30, 2005
Filed December 12, 2005
File No. 000-19960

Dear Ms. Collins:

                We have received your letter dated February 6, 2006 and would like to request an additional two weeks to prepare our response which was initially due February 17, 2006.  In order for the Company to properly address the responses to your letter, we are requesting that our response date be changed to March 3, 2006.

Sincerely,

/s/ Robert W. Hagger
Robert W. Hagger
President, Chief Executive Officer and Director

cc: Patrick Gilmore, Securities and Exchange Commission